Exhibit 99.1

The9 Limited Announces Receipt of Minimum Bid Price Notice From Nasdaq

Shanghai, China, March 11, 2020 — The9 Limited (Nasdaq: NCTY ) (“The9” or the “Company”), an established Internet company, today announced that it received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (“Nasdaq”) on March 6, 2020 notifying the Company that the minimum bid price per American depositary share (“ADS”), each representing three Class A ordinary shares of the Company, was below US$1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules. The Nasdaq notification letter does not result in the immediate delisting of the Company’s securities.

Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, the Company has a compliance period of 180 calendar days, or until September 2, 2020 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per ADS is at least US$1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event that the Company does not regain compliance before the expiration of the Compliance Period, the Company may be eligible for an additional 180 calendar day compliance period if it meets the initial listing requirements, with the exception of bid price, of the Nasdaq Capital Market, and provides written notice to Nasdaq of its intention to cure the deficiency during the second compliance period.

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 aims to become a diversified high-tech Internet company.

Investor Relations Contact

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86 (21) 6108-6080

Email: IR@corp.the9.com

Website: https://www.the9.com/en